May 7, 2013

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:       Mr. Kevin Woody

Re:	American Tower Corporation

Form 10-K for the year ended December 31, 2012

Filed on February 27, 2013

File No. 001-14195

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 24, 2013 to Thomas A. Bartlett, Executive Vice President, Chief Financial Officer and Treasurer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”). As used herein, the terms “American Tower,” “we,” “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comment has been reproduced below in italics with the Company’s response immediately following the comment.

Form 10-K for the year ended December 31, 2012

General

1)	We note that your Form 10-K discusses business activities and offices in the Middle East, Africa, and Latin America. Syria, located in the Middle East, Sudan, located in Africa, and Cuba, located in Latin America are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. For instance we note from MTN Group’s website and recent news reports that it has subsidiaries and offices in Syria and Sudan. Your response should describe any products, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response to Comment No. 1

Based on the Company’s knowledge, after due inquiry, neither it nor its subsidiaries or affiliates sell or receive, and have not in the past sold or received, products, technology or services from, nor have they otherwise engaged in any transactions that involved, customers based in or located in Syria, Sudan or Cuba. Further, the Company does not plan to make any such sales or purchases or engage in any such transactions in the future, whether through subsidiaries, affiliates or other direct or indirect arrangements, and there are no agreements, commercial arrangements, or other contacts the Company has had with the governments of those countries, or to its knowledge, entities controlled by their governments. While the Company does business with MTN Group Limited (“MTN”) in Ghana, Uganda and South Africa, and may do business with MTN in additional countries in the future, the Company does not have, and does not anticipate having, any commercial or other relationships with MTN or its affiliates in Syria, Sudan or Cuba. The Company believes that MTN itself is not an affiliate of the Company.

The Company has established policies and procedures designed to ensure that Company personnel in its international offices is knowledgeable and exercises diligence to prevent any impermissible contact, as well as ensure that parties to any business transactions are screened against the appropriate U.S. government Specially Designated, Denied Parties and other lists.

2)	Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response to Comment No. 2

As noted in the response to Comment No. 1, based on the Company’s knowledge, after due inquiry, it does not have any contacts with Syria, Sudan or Cuba and does not transact business with customers or suppliers located in those countries, nor are any such transactions anticipated.

3)	In the 10-K you discuss your joint ventures with MTN in Uganda and Ghana, and other operations associated with MTN. We note recent negative publicity regarding MTN Group’s activities in Iran through MTN Irancell, including allegations that MTN installed software to intercept data and calls by mobile phone users for the Iranian government. Iran also is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for reputational harm from your relationship with MTN Group.

Response to Comment No. 3

The Company does not believe its current relationship with MTN is likely to be a source of materially negative investor sentiment against the Company, or otherwise be the cause of reputational harm to the Company, on the basis of reports of alleged activities of an affiliate of MTN in Iran. The Company’s international expansion strategy to a significant extent relies on partnering with strong, established multinational customers, and the Company leverages that local market expertise for guidance and support in connection with new market launches. At this time, the Company’s joint venture partner relationship with MTN is limited to joint ventures at the group level in Ghana and Uganda only, where MTN has an established market presence.

The Company has a controlling interest in each of the joint ventures and exercises direct managerial and operational oversight of the joint ventures, whereas MTN is a minority shareholder without operational oversight or control of the respective joint venture entities in Ghana and Uganda. MTN’s subsidiary in South Africa is also a customer of the Company’s subsidiary in South Africa. The Company does not have any relationship with MTN’s operations in Iran, through MTN Irancell or otherwise, and has no plans to develop any contacts with or enter into any transactions with Iran or any Iranian entities. The Company does not intend to invest in any countries that the State Department designates as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. Further, any business in Iran would not meet the strict set of investment criteria that the Company applies with its market launch evaluation process, as the country’s macro-environment, political structure, business operating environment and rule of law would be determined to be unsuitable for investment.

*    *     *    *

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Edmund DiSanto
Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	Thomas A. Bartlett

American Tower Corporation

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Gail McNaughton

Deloitte & Touche LLP